

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Mr. Warren Wang
President and Chief Executive Officer
ChineseInvestors.COM, Inc.
13791 East Rice Place, Suite #107
Aurora, CO 80015

Re: **ChineseInvestors.COM, Inc.**
        Form 10-K for Fiscal Year Ended May 31, 2013
        Filed August 29, 2013
        Form 10-Q for Fiscal Quarter Ended November 30, 2013
        Filed January 14, 2014
        File No. 000-54207

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Financial Statements for the Year Ended May 31, 2013

Notes to the Financial Statements

Critical Accounting Policies and Estimates, pages F-7 – F-9

Revenue Recognition, Investor Relations Income, page F-8

1. Refer to your disclosure on page 11 of your document. We note that you earn investor relations income when you advertise clients in your websites. We also note that you have been accepting a special restricted class of stock as payment for these services. Tell us more details about this practice.

2. Also we note that your disclosure states that these revenues are "prepaid". Please clarify and describe in detail whether you receive cash or common stock from the client prior to the providing of services, the periods over which such amounts are recognized as revenue (e.g. term of the agreements) and the restrictions on the stock received in lieu of cash payment.

3. Further please revise your accounting policy to disclose how you value the marketable securities at the time received and how you recognize changes in fair value of these marketable securities over the period in which services are provided.

Investments in available for sale (AFS), page F-9

4. We note that you classify as available for sale (AFS) on your Balance Sheet but your disclosure in the second paragraph states "a trading security has a readily determinable fair value………shall be included in earnings." Such disclosure is inconsistent with your accounting for these securities and classification on the Balance Sheet. Refer to ASC 320-10-35 and revise.

5. We note that the investment securities that you are receiving as payment for the advertising services provided are restricted. It appears to us that you should have adjusted the fair value of the security for the effect of the restriction in accordance with the provisions of Topic 820. Refer to ASC 320-10-30-1 and revise. Further, please tell us the composition of your investment securities including the name of the issuer, the value assigned to each security, and the nature of the restriction.

Form 10-Q for Fiscal Quarter Ended November 30, 2013

Financial Statements for the Quarter Ended November 30, 2013

Statements of Cash Flows, page 5

6. Please tell us and disclose the nature of the non-cash revenues held as AFS securities. It is unclear whether this relates to amounts received from customers as restricted stock or changes in the fair value of the AFS securities held by you. Further, please tell us your basis in the accounting literature of ASC 230 for the presentation of non-cash revenue as a reconciling item in operating activities in your Statements of Cash Flows.

Notes to the Financial Statements

Critical Accounting Policies and Estimates, pages 7 - 9

Revenue Recognition, page 7
Unearned revenue, investor relations work, page 9

7.   Please tell us and disclose the revenue recognition policy for service provider income pursuant to SAB Topic 13. There appear to be service agreements in place for your company to promote the stock of your clients, but it is unclear how revenue is earned, and whether amounts are fixed and determinable. Also, please tell us how this source of revenue differs from investor relations income disclosed in your Form 10-K for the year ended May 31, 2013, as you disclose the company has received shares of stock as payment for investor relations work in the disclosure of 'Unearned revenue, investor relations work' on page 9.

Short-term debt, secured by stock, page 9

8.   Please tell us and disclose your basis for fair valuing your company-owned 100,000 shares in Nova Lifestyles, Inc. (Nova Lifestyles) stock at $425,000 at November 30, 2013. Nova Lifestyles appears to be a privately-held Canadian-based company. Please reference ASC 320 and ASC 820 in your response.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Six months ended November 30, 2013 compared to the six months ended November 30, 2012, page 14

9.   Please provide a comprehensive comparison of your six month results for the period ended November 30, 2013 to the corresponding six month period for 2012 as required under Item 303 of Regulation S-K.

Item 4. Controls and Procedures (omitted)

10.   Please furnish the Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls over Financial Reporting as required by Item 307 of Regulation S-X. This section was omitted from your Form 10-Q filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director